UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

PLx Pharma Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

72942A107
(CUSIP Number)

April 4, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72942A107

(1) Names of Reporting Persons:
Park West Asset Management LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	1,437,249*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	1,437,249*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,437,249*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

(11) Percent of Class Represented by Amount in Row (9): 4.9%*

(12) Type of Reporting Person (See Instructions): IA

* See Item 4 for additional information.

CUSIP No. 72942A107

(1) Names of Reporting Persons
Park West Investors Master Fund, Limited
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	1,437,249*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	1,437,249*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,437,249*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

(11) Percent of Class Represented by Amount in Row (9): 4.9%

(12) Type of Reporting Person (See Instructions): CO

* See Item 4 for additional information.

CUSIP No. 72942A107

(1) Names of Reporting Persons
Peter S. Park
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	1,437,249*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	1,437,249*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,437,249*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

(11) Percent of Class Represented by Amount in Row (9): 4.9%

(12) Type of Reporting Person (See Instructions): IN

* See Item 4 for additional information.

Explanatory Note

On April 4, 2023, Park West Asset Management (“PWAM”), a Delaware limited liability company, on behalf of the PW Funds (as defined below), delivered notice to PLx Pharma Inc. (the “Issuer”) requesting that the beneficial ownership limitations applicable to the previously disclosed Warrants (as defined below), Series A Preferred Stock (as defined below) and Series B Preferred Stock (as defined below) held by the PWAM Funds be lowered to 4.9%, effective on April 5, 2023.

Additionally, on November 8, 2022, Anthony Bartsh, a Managing Director at PWAM, resigned from the Issuer’s board of directors. Accordingly, the Reporting Persons do not currently hold any securities of the Company with the purpose or effect of changing or influencing the control of the Company. Pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934, as amended, the Reporting Persons are amending the Schedule 13D, filed on November 20, 2017, as amended on December 31, 2018, March 1, 2019, May 20, 2020 and June 11, 2021, by filing this report on Schedule 13G (this “Schedule 13G”) to reflect such change in investment intent.

This Schedule 13G is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

Item 1(a). Name of Issuer:

PLx Pharma Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

9 Fishers Lane, Suite E, Sparta, NJ, 07871

Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company, and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company; (ii) PWIMF; and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address for the Reporting Persons is: 700 Larkspur Landing Circle, Suite 125, Larkspur, CA 94939.

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2(e). CUSIP No.:

72942A107

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership:

As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:

(a) Amount Beneficially Owned:	1,437,249*

(b) Percent of Class:	4.9%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:	1,437,249*

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	1,437,249*

(iv) Shared power to dispose or to direct the disposition of:	0

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:

(a) Amount Beneficially Owned:	1,437,249*

(b) Percent of Class:	4.9%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:	1,437,249*

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	1,437,249*

(iv) Shared power to dispose or to direct the disposition of:	0

*PWAM is the investment manager to the PW Funds. Mr. Park, through one or more affiliated entities, is the controlling manager of PWAM.

As of April 4, 20223, PWIMF is the holder of 1,145,509 shares of common stock, $0.001 par value per share ( “Common Stock”), of the Issuer and, subject to the limitations described below, 11,423 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), convertible into 5,155,946 shares of Common Stock, warrants to purchase up to 902,528 shares of Common Stock (“Warrants”), and 330 shares of Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), convertible into 113,304 shares of Common Stock reported on this Schedule 13G, and (b) PWPI is the holder of 127,709 shares of Common Stock and, subject to the limitation described below, 1,219 shares of Series A Preferred Stock, convertible into 550,214 shares of Common Stock, Warrants to purchase up to 115,653 shares of Common Stock, and 34 shares of Series B Preferred Stock, convertible into 11,673 shares of Common Stock reported on this Schedule 13G.

As of April 4, 2023, PWAM and Mr. Park may be deemed to beneficially own 1,273,218 shares of Common Stock of the Issuer held in the aggregate by the PW Funds.

The reported beneficial ownership percentage is based upon approximately 29,137,692 shares of Common Stock issued and outstanding as of November 8, 2022, based on information reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2023

PARK WEST ASSET MANAGEMENT LLC

	By:	/s/ Grace Jimenez
	Name:	Grace Jimenez
	Title:	Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

	By:	Park West Asset Management LLC, its Investment Manager

	By:	/s/ Grace Jimenez
	Name:	Grace Jimenez
	Title:	Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

Exhibit	Description of Exhibit

Exhibit 99.1	A. Joint Filing Agreement, dated as of April 6, 2023, by and among Park West Asset Management LLC, Park West Investors Master Fund, Limited and Peter S. Park.